

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 1, 2016

Thomas Carson
Chief Executive Officer
Titan Technologies Corporation
c/o Rovi Corporation
2 Circle Star Way
San Carlos, California 94070

    Re: **Titan Technologies Corporation**
             Registration Statement on Form S-4
             Filed June 6, 2016
             File No. 333-211874

Dear Mr. Carson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Letter to Stockholders

1.   Please consider disclosing in the letter to shareholders the closing price of Rovi's common stock as of a recent practicable date or the volume weighted average of the trading price as of a recent practicable date.

Questions and Answers about the Mergers and the Special Meeting

About the Mergers, page 1

2.   Please add a question and answer that briefly describes the reasons Rovi and TiVo are conducting the merger.

3.   Please add a question and answer that briefly discusses the positive and negative factors that the Rovi and TiVo boards considered in connection with the merger, such as the fact that the merger is expected to result in at least $100 million in annualized cost savings.

4.   Please include a question and answer that describes the consequences, such as the termination fee, if the merger agreement is terminated.

5.   Please add a question and answer that discusses the composition of New Parent's board of directors after the mergers. For example, please disclose that the board will have no less than eight and no more than 11 directors, which will include at most three of TiVo's current directors.

6.   Please add a question and answer regarding how and when investors will know the final exchange ratio when the average Rovi stock price is less than $18.71.

7.   Please add a question and answer about the material risks associated with the merger, including the fact that the TiVo merger consideration could be valued below $10.70 if the average Rovi stock price is less than $16.00. Also consider disclosing that both Rovi and TiVo stockholders will have a reduced ownership and voting interest after the mergers and will exercise less influence over management.

What will TiVo stockholders receive in the TiVo merger?, page 2

8.   Please provide further discussion about the process by which Rovi will select the exchange ratio or the factors that will be considered by Rovi in setting the exchange rate if the Rovi stock price is less than $18.71. Clarify in this section that the selection of an exchange ratio within a specified range is in Rovi Corporation's sole discretion if the average Rovi stock price is less than $18.71.

9.   Please tell us what consideration you have given to including the table on page 141 in the prospectus summary. We note that the table provides important context regarding the cash consideration and overall compensation that would be impacted if the Rovi stock price falls below $16.00 per share.

Are TiVo stockholders entitled to appraisal rights?, page 8

10.   Please clarify in this section and on page 26 that appraisal rights are only available to TiVo stockholders who do not vote in favor of adopting the merger agreement and that a vote in factor of adopting the merger agreement will constitute a waiver of the stockholders' appraisal rights.

Summary, page 12

11.   Please discuss the reasons of Rovi and TiVo for entering into the merger agreement. Refer to Item 4(a)(2) of Form S-4.

Interests of Officers and Directors in the Mergers (Page 121), page 19

12.   Please briefly describe and quantify the interests that certain directors and officers of
        Rovi and TiVo have that differ from the companies' shareholders. For example, discuss
        the compensation that the directors and officers of Rovi and TiVo will be eligible to
        receive upon consummation of the merger.

Comparative Per Share Data, page 33

13.   Please reconcile the 46.7 million shares used in your unaudited pro forma equivalent data
        for TiVo to the 43,961 million shares issuable to TiVo shareholders as noted in Note (x)
        on page 52.

Risk Factors, page 36

14.   We note the statement in the opening paragraph of this section that "Additional risks and
        uncertainties not presently known to Rovi or Tivo or that are not now believed to be
        important also may adversely affect the mergers and New Parent following the mergers."
        Please revise this statement as your risk factor section should address current and known
        material risks.

Risk Factors Relating to the Mergers, page 36

15.   We note that your certificate of incorporation includes a provision requiring that
        Delaware be the sole and exclusive forum for shareholder litigation matters. Please
        revise your risk factor discussion to include a separate risk factor noting the specific types
        of actions subject to the exclusive forum provision. Please also highlight that such
        provisions may limit a shareholder's ability to bring a claim in a judicial forum that it
        finds favorable for disputes with directors, officers or other employees, and may
        discourage lawsuits with respect to such claims.

Rovi and TiVo Unaudited Pro Forma Condensed Combined Financial Information

Note 1. Description of the Transaction, page 47

16.   Your disclosure on page 141 indicates that total Merger consideration as well as the
        allocation between cash and share-based consideration could change depending on the
        change in Rovi's average stock price and the company's cash top up election. Please
        revise your disclosures to provide a range of possible outcomes. In this regard, tabular
        disclosure that includes the impact on total consideration, cash consideration, the number
        of shares issued and earnings per share may be helpful. Refer to Article 11-02(b)(8) of
        Regulation S-X.

17.   We note the audited pro forma condensed financial statements assume a Rovi stock price
        as of May 13, 2016 of $17.23 per share. Tell us your consideration to use a more recent

valuation for pro forma disclosure purposes that may be more reflective of current market conditions. In this regard, we note that Rovi's stock price has been below $16.00 on several occasions since such date.

Note 5. Pro Forma Merger Adjustments

Balance Sheet Adjustments, page 51

18.   Pursuant to Section 4.23 of the Agreement and Plan of Merger, at the Rovi Effective Time, Rovi must have sufficient cash necessary to consummate the transactions and pay the cash portion of the TiVo merger consideration. However, you state on page 47 that Rovi intends to fund the cash portion of the TiVo Merger consideration and other merger-related expenses from the "combined company's" cash and investments on hand at the TiVo Merger date. In addition, adjustment (a) appears to assume the sale of a portion of TiVo's investment portfolio to fund the merger. Please explain further how the use of "combined cash" and the sale of TiVo's investments to fund the Merger comply with the terms of the Merger Agreement or revise accordingly.

The Mergers

Background of the Mergers, page 70

19.   Please identify the other firm that TiVo was considering as a financial advisor.

20.   Please disclose the potential alternatives to the transaction with Rovi that were discussed at the TiVo board meeting on June 3, 2015 and the reasons those alternatives were rejected.

21.   Please tell us the basis for the TiVo board's conclusion that it would be difficult for a private equity investor to match the potential value of the transaction with Rovi when, as appears to be the case, no negotiations were conducted with the private equity investor.

Recommendation of the TiVo Board; TiVo's Reasons for the TiVo Merger, page 89

22.   Refer to the seventh bullet point on page 91. Please provide additional detail as to the types of strategic alternatives being considered by TiVo.

Opinion of Financial Advisor to TiVo, page 94

23.   Please disclose the growth rates in the selected publicly traded companies analysis section and provide additional information explaining how such rates were chosen. Refer to Item 1015(b)(6) of Regulation M-A. Similar concerns exist with respect to the selected publicly traded companies analysis performed by Evercore.

24.   Please disclose the total compensation received by LionTree and its affiliates for the investment banking services provided to TiVo and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

25.   Please tell us, with a view toward disclosure, whether there was any material relationship that existed during the past two years between LionTree and its affiliates and Rovi. Refer to Item 1015(b)(4) of Regulation M-A.

Recommendation of the Rovi Board; Rovi's Reasons for the Rovi Merger, page 104

26.   Please clarify whether the additional factors considered by the Rovi board positively or negatively impacted the board's recommendation.

27.   Refer to the seventh bullet point on page 105. Please revise to discuss how Rovi's board considered historical market prices, volatility and trading information with respect to TiVo common stock and Rovi common stock in reaching its decision to adopt the merger agreement and recommend the approval of the merger agreement to shareholders.

Certain Financial Forecasts, page 115

28.   We note the statement that the financial projections are summarized. Please revise to disclose the full projections, including all preliminary and final projections.

New Parent's Board of Directors and Management after the Mergers, page 128

29.   We note that New Parent's board of directors will consist of between eight and eleven directors. Please disclose who will appoint the Rovi and TiVo directors and whether they will be selected prior to the consummation of the merger.

30.   Please briefly describe the duties of the members of the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee.

The Merger Agreement, page 140

31.   We note your statement in this section that the terms of the merger agreement are not intended to provide any factual information about Rovi, TiVo and New Parent as well as your ensuing qualifications regarding investors' ability to rely on the representations and warranties made in the agreement. Please note that disclosure regarding an agreement's representations, warranties or covenants in a proxy statement/prospectus (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, on which they are entitled to rely. Please refer to the Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these statements in your proxy statement/prospectus, please revise to remove any implication

that the merger agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreement and will update such disclosure as required by federal securities laws.

General

32.   At this time, a review is open for the Rovi Corporation annual report on Form 10-K for the fiscal year ended December 31, 2015. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc:	Craig Menden, Esq.
	Cooley LLP